Exhibit 1

For Immediate Release

Pointer Telocation Announces Collaboration with Microsoft

Israel in the Development of a

Deep Learning AI System for Driver Behavior

Using Artificial Intelligence (AI) and Machine Learning (ML) techniques,

the system objectively characterizes and ranks driver behavior based on approximately 70 million real-time driving operations every day

Rosh HaAyin, Israel. May 22, 2018. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR; Tel Aviv Stock Exchange: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM) solutions, today announced a new technological collaboration with Microsoft in Israel, building an AI system for modeling and understanding driver behavior.

The system will learn based on the large volume of driver behavior data (also known as Big Data) collected by Pointer historically as well as on an ongoing basis, combined with environmental data such as speed limits, road types and weather conditions. The analysis will be performed using Microsoft Azure cloud services, using the most advanced Machine Learning tools and Big Data analysis techniques.

Pointer’s goal is to build a predictive system for driver behavior, based on patterns within the Big Data collected. The system will be able to forecast those drivers which are more likely to be involved in a future road accident in light of the way they drive and their history. It will also be able to indicate which component of their driving needs improving, in order to reduce their risks.

Pointer's CEO David Mahlab commented, “Pointer has proven capabilities in gathering data from the field through its IOT (Internet of Things) solutions, while Microsoft provides its leading cloud data solutions as well as analysis and forecasting knowledge in collaboration with top Data Science and Machine Learning experts. This collaboration represents a breakthrough in our industry, providing an objective tool for scientifically measuring and classifying driver safety profiles. Looking ahead, our goal is to work internationally with Microsoft, becoming an influential predictor of the effects of varied driving behavior, with the goal of substantially reducing traffic accidents around the world.”

“We are proud to be part of this new project," said Ron Sprinzak, VP Microsoft Israel, Enterprise Commercial Lead. “The project will use our leading cloud platform, Microsoft Azure, as well as a broad range of today’s most advanced technologies, including Big Data Analytics, Machine Learning and IOT. These will enable Pointer’s comprehensive collection of driving pattern data, as well as advanced analytics and forecasting in real time. AZURE's advanced AI technologies will enable Pointer to evolve into a provider of real-time driving behavior forecasting, and we hope will ultimately make the new service available to its customers worldwide through deployment at the AZURE Data Center.”

Contact:

Yaniv Dorani, CFO	Gavriel Frohwein/ Ehud Helft, GK Investor Relations
Tel: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: yanivd@pointer.com	E-mail: pointer@gkir.com

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer's innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization's critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer's customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitably.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Yaniv Dorani, CFO	Gavriel Frohwein/ Ehud Helft, GK Investor Relations
Tel: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: yanivd@pointer.com	E-mail: pointer@gkir.com